William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED
2009 APR -6 A 7:53

09045784

2nd April 2009

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

March 2nd; 9th; 9th; 9th; 11th; 12th; 12th; 19th; 23rd; 26th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 March 2009 10:47
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1136O
William Hill PLC
02 March 2009

2 March 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 27 February 2009, 20,324 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002 and Performance Share Plan 2005.

Following the above transfer of shares out of treasury, the Company has a total of 347,927,441 ordinary shares in issue, in addition 5,791,318 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

POSILFSIVFIFIIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 09 March 2009 11:59
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5403O
William Hill PLC
09 March 2009

The following notification was received on 5 March 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
9 March 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :
Deutsche Bank AG
Abbey Life Assurance Company Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different):
4 March 2009

6. Date on which issuer notified:
5 March 2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights

GB0031698896	Below 3%	Below 3%

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
10,827,919	10,827,919			3.11%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,827,919	3.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
00 44 207 545 8533/8532

END

HOLKGGGFMLVGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 09 March 2009 12:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5414O
William Hill PLC
09 March 2009

The following notification was received on 6 March by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
9 March 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
………………

3. Full name of person(s) subject to notification obligation:
Massachusetts Financial Services Company

4. Full name of shareholder(s) (if different from 3) :
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients.

5. Date of transaction (and date on which the threshold is crossed or reached if different):
4 March 2009

6. Date on which issuer notified:
6 March 2009

7. Threshold(s) that is/are crossed or reached:
10.02% as at 4 March 2009

8. Notified Details:
Please note that MFS qualifies under DTR 5.1.5 R(d) as a US-registered investment manager.

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	47,926,751	47,926,751

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896			34,877,272		10.02%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,877,272	10.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

William Hill PLC 3169889
Holdings as of 4 March 2009

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	15,656,192	4.50%
MFS Institutional Advisors, Inc (MFSI)	10,037,415	2.89%
MFS International Ltd (MIL)	675,416	0.19%
MFS International (U.K.) Limited (MIL U.K.)	5,289,904	1.52%
MFS International Management K.K. (MIM K.K.)	2,644,730	0.76%
MFS Investment Management (Lux) S.A. (MIM Lux)	573,615	0.16%
Notifiable Interest	34,877,272	10.02%
Shares Outstanding	347,907,117	

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
None

14. Contact name:
Christopher Bohane

15. Contact telephone number:
+44 (00) 617 954 5822

16. Contact address
(registered office for legal entities)

500 Boylston Street
Boston, MA 02116
USA

END

HOLGGGGFZLFGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 09 March 2009 12:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5421O
William Hill PLC
09 March 2009

The following notification was received on 6 March 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
9 March 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
………………

3. Full name of person(s) subject to notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :
N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different):
5 March 2009

6. Date on which issuer notified:
6 March 2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**

GB0031698896	10,827,919	10,827,919

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
Below 3%	Below 3%		Below 3%	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
00 44 207 545 8533/8532

END

HOLGGGGFZLNGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 11 March 2009 14:29
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6985O
William Hill PLC
11 March 2009

The following notification was received on 9 March 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
11 March 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :
Deutsche Bank AG
Abbey Life Assurance Company Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different):
6 March 2009

6. Date on which issuer notified:
9 March 2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	

	Number of shares	Number of voting rights
GB0031698896	Below 3%	Below 3%

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
10,628,782	10,628,782			3.06%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,628,782	3.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
00 44 207 545 8533/8532

END

HOLZGGMFDMKGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 12 March 2009 14:45
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7741O
William Hill PLC
12 March 2009

The following notification was received on 12 March by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
12 March 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
………………

3. Full name of person(s) subject to notification obligation:
Massachusetts Financial Services Company

4. Full name of shareholder(s) (if different from 3) :
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients.

5. Date of transaction (and date on which the threshold is crossed or reached if different):
10 March 2009

6. Date on which issuer notified:
12 March 2009

7. Threshold(s) that is/are crossed or reached:
9.93% as at 10 March 2009

8. Notified Details:
Please note that MFS qualifies under DTR 5.1.5 R(d) as a US-registered investment manager.

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	**Number of voting rights**
GB0031698896	47,596,861	47,596,861

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	**Number of shares**	**Number of voting rights**		**% of voting rights**	
		Direct	**Indirect**	**Direct**	**Indirect**
GB0031698896			34,544,972		9.93%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,544,972	9.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

William Hill PLC 3169889
Holdings as of 10 March 2009

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	15,319,232	4.40%
MFS Institutional Advisors, Inc (MFSI)	10,042,075	2.89%
MFS International Ltd (MIL)	675,416	0.19%
MFS International (U.K.) Limited (MIL U.K.)	5,289,904	1.52%
MFS International Management K.K. (MIM K.K.)	2,644,730	0.76%
MFS Investment Management (Lux) S.A. (MIM Lux)	573,615	0.17%
Notifiable Interest	34,544,972	9.93%
Shares Outstanding	347,907,117	

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
None

14. Contact name:
Christopher Bohane

15. Contact telephone number:
+44 (00) 617 954 5822

16. Contact address
(registered office for legal entities)

500 Boylston Street
Boston, MA 02116
USA

END

HOLFGGMFDZNGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 12 March 2009 14:43
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7738O
William Hill PLC
12 March 2009

The following notification was received on 11 March 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
12 March 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :
N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different):
10 March 2009

6. Date on which issuer notified:
11 March 2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0031698896	10,682,782	10,628,782

Resulting situation after the triggering transaction				
Number of shares	**Number of voting rights**		**% of voting rights**	
	Direct	**Indirect**	**Direct**	**Indirect**
Below 3%	Below 3%		Below 3%	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
00 44 207 545 8533/8532

END

HOLFGGMFDZKGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 19 March 2009 12:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1400P
William Hill PLC
19 March 2009

The following notification was received on 17 March 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
19 March 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :
Deutsche Bank AG
Abbey Life Assurance Company Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different):
16 March 2009

6. Date on which issuer notified:
17 March 2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights

GB0031698896	Below 3%	Below 3%

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
10,738,653	10,738,653			3.09%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,738,653	3.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
00 44 207 545 8533/8532

END

HOLGGGMFZLFGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 March 2009 11:52
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2923P
William Hill PLC
23 March 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SHARES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS PUBLISHED BY WILLIAM HILL PLC ON 27 FEBRUARY 2009 IN CONNECTION WITH THE RIGHTS ISSUE. COPIES OF THE PROSPECTUS ARE AVAILABLE FROM THE COMPANY'S REGISTERED OFFICE AT GREENSIDE HOUSE, 50 STATION ROAD, WOOD GREEN, LONDON N22 7TP AND WILL BE AVAILABLE FOR INSPECTION BY THE PUBLIC DURING NORMAL BUSINESS HOURS ON ANY DAY (EXCEPT SATURDAYS, SUNDAYS AND PUBLIC HOLIDAYS) AT THE FINANCIAL SERVICES AUTHORITY'S DOCUMENT VIEWING FACILITY.

William Hill PLC

23 March 2009

William Hill PLC (**"William Hill"** or the **"Company"**)

Result of Extraordinary General Meeting and mailing of Provisional Allotment Letters

William Hill PLC announces that, at the Extraordinary General Meeting held earlier today, the shareholders present voted in favour of a special resolution (the **"Resolution"**) relating to the rights issue announced on 27 February 2009 (the **"Rights Issue"**).

The Resolution was to authorise the directors to allot relevant securities pursuant to section 80 of the Companies Act 1985 and to empower the directors to allot equity securities pursuant to section 95 of the Companies Act 1985 (as per the Form of Proxy). In total, 208,525,668 shares were voted in favour of the resolution, representing 99.77% of the votes cast. Details of the votes cast are as follows:

For	Against	Discretion	Withheld
208,344,746 (99.68%)	481,237 (0.23%)	180,922 (0.09%)	367,975

Note: An abstention is not a vote in law and is not counted in the calculation of proportion of votes "For" or "Against" the Resolution.

Copies of the Resolution have been submitted to the UK Listing Authority in accordance with paragraph 9.6.2 of the Listing Rules and will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. The Document Viewing Facility is open from 9.00 a.m. to 5.30 p.m. on every weekday except bank holidays.

Commenting, Ralph Topping, Group Chief Executive said:

"We are pleased with the level of support shown by our existing shareholders for the proposed Rights Issue. The Board believes that, along with the new bank facilities, the proceeds of the Rights Issue will leave William Hill with a robust capital structure and the appropriate financial flexibility to enable the Group to continue to execute its growth strategy."

Under the terms of the Rights Issue, the Company intends to raise an aggregate amount of approximately GBP350 million (net of expenses) by way of a one for one rights issue of 347,927,441 New Ordinary Shares at a price of 105 pence per share. Following announcement of the Rights Issue, the number of New Ordinary Shares to be offered to Shareholders was increased by 20,324 New Ordinary Shares. This increase was as a result of the transfer out of the Company's holding of treasury shares of 20,324 Ordinary Shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002 and Performance Share Plan 2005 on 27 February 2009, as announced on 2 March 2009.

Shareholders' attention is drawn to the timetable set out below:

Posting of Provisional Allotment Letters to Qualifying Non-CREST Shareholders	23 March 2009
Crediting of CREST stock accounts of Qualifying CREST Shareholders with Nil Paid Rights, save as stated in the Prospectus	24 March 2009
Nil Paid Rights enabled for settlement in CREST	8.00 am on 24 March 2009
Admission to the Official List and dealings in the Nil Paid Rights expected to commence on the London Stock Exchange	8.00 am on 24 March 2009
Existing Ordinary Shares marked "ex-rights" by the London Stock Exchange	8.00 am on 24 March 2009
Latest time and date for acceptance and payment in full	11.00 am on 7 April 2009

Qualifying Shareholders are those on the register at the close of business on 18 March 2009. Definitions used in the prospectus dated 27 February 2009 apply to this announcement unless the context otherwise requires.

Enquiries:

William Hill PLC +44 (0)20 8918 3600
Ralph Topping, Chief Executive
Simon Lane, Group Finance Director
Lyndsay Wright, Head of Investor Relations

Brunswick +44 (0)20 7404 5959
Fiona Antcliffe/Deborah Spencer

This announcement does not constitute, or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security in the capital of the Company in any jurisdiction. Any decision to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any Provisional Allotment Letter, Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares should only be made on the basis of information contained in and incorporated by reference into the Prospectus which contains further details relating to the Company in general as well as a summary of the risk factors to which an investment in the New Ordinary Shares is subject. Nothing in this announcement should be interpreted as a term or condition of the Rights Issue. Subject to certain exceptions, the Prospectus will not be available to Shareholders located in Restricted Jurisdictions. This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability, or use would be contrary to law or regulation which would require any registration or licensing within such jurisdiction.

Citi, which is regulated and authorised in the United Kingdom by the FSA, is acting as sponsor, financial adviser, corporate broker, bookrunner and underwriter to the Company and for no-one else in connection with the Rights Issue, will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citi or for providing advice in relation to the Rights Issue, the contents of this announcement or any matters or arrangements referred to herein or therein.

Barclays Bank PLC and RBS Hoare Govett Limited are each regulated and authorised in the United Kingdom by the FSA, and are each acting severally as joint lead managers and underwriters, and Lloyds TSB Bank plc is regulated and authorised in the United Kingdom by the FSA, and is acting as co-lead manager (together with the joint lead managers and underwriters, the **"Lead Managers"**), to the Company and to no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and none of the Lead Managers will be responsible to anyone other than the Company for providing the protections afforded to clients of each of the Lead Managers or for providing advice in relation to the Rights Issue, the contents of this announcement or any matters or arrangements referred to herein or therein.

Citi and any of the Lead Managers may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation Citi and the Lead Managers do not propose to make any public disclosure in relation to such transactions.

The statements contained in this announcement that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of substantial risks and uncertainties, many of which are beyond the Company's control and actual results and developments may differ materially from those expressed or implied by these statements for a variety of factors. These forward-looking statements are based on the Company's current intentions, beliefs and expectations about among other things, the Company's results of operations, financial condition, prospects, growth, strategies and the industry in which the Company operates. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should","intends", "estimates","plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. By their nature, forward-looking statements involve risks and uncertainties, including, without limitation, the risks and uncertainties set forth in the Prospectus, because they relate to events and depend on circumstances that may or may not occur in the future. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of the Company. No assurance can be given that such future results will be achieved; actual events or results may differ materially from those expressed in or implied by these statements as a result of risks and uncertainties facing the Company and its subsidiaries. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as changes in taxation and fiscal policy, future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including inflation and consumer confidence, on a global, regional or national basis. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. The forward-looking statements contained in this announcement speak only as of the date of this announcement and the Company undertakes no duty to update any of them publicly in light of new information or future events, except to the extent required by applicable law, the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules.

No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share. Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

This announcement should not be considered a recommendation by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates in relation to any purchase of or subscription for securities. No representation or warranty, express or implied, is given by or on behalf of Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates or any other person as to the accuracy, fairness, sufficiency or completeness of the information or the opinions or the beliefs contained in this announcement (or any part hereof). None of the information contained in this announcement has been independently verified or approved by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates. Save in the case of fraud, no liability is accepted by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates for any errors, omissions

or inaccuracies in such information or opinions or for any loss, cost or damage suffered or incurred howsoever arising, directly or indirectly, from any use of this announcement or its contents or otherwise in connection with this announcement. No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by the Company, Citi or the Lead Managers. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement or that the information in it is correct as at any subsequent date.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

This announcement and the information contained herein is not an offer of securities for sale in the United States. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters may not be offered or sold in the United States or to or for the account or benefit of a person located in the United States absent registration under the US Securities Act of 1933, as amended or an exemption from, or in a transaction not subject to, registration. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters have not been and will not be registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or jurisdiction of the United States and no public offering of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters will be made in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in this announcement, will not be accepted.

This announcement does not constitute an offer of Nil Paid Rights, Fully Paid Rights, New Ordinary Shares or Provisional Allotment Letters to any person with a registered address in, or who is resident in, Australia, Canada, Japan or South Africa. None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters has been or will be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa. Subject to certain limited exceptions, neither the Prospectus, the Provisional Allotment Letter nor this announcement will be distributed in or into Australia, Canada, Japan or South Africa. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada or Japan except pursuant to an applicable exemption.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

END

EGMEAFDDADENEFE

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 26 March 2009 09:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5202P
William Hill PLC
26 March 2009

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
25 March 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Massachusetts Financial Services Company

4. Full name of shareholder(s) (if different from 3):
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients.

5. Date of transaction (and date on which the threshold is crossed or reached if different):
23 March 2009

6. Date on which issuer notified:
25 March 2009

7. Threshold(s) that is/are crossed or reached:
10.00% as at 23 March 2009

8. Notified Details:
Please note that MFS qualifies under DTR 5.1.5 R(d) as a US-registered investment manager.

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	47,727,961	47,727,961

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896			34,790,832		10.00%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,790,832	10.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

William Hill PLC 3169889
Holdings as of 23 March 2009

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	15,211,752	4.37%
MFS Institutional Advisors, Inc (MFSI)	10,134,425	2.91%
MFS International Ltd (MIL)	675,416	0.19%
MFS International (U.K.) Limited (MIL U.K.)	5,292,554	1.52%
MFS International Management K.K. (MIM K.K.)	2,903,070	0.84%
MFS Investment Management (Lux) S.A. (MIM Lux)	573,615	0.17%
Notifiable Interest	34,790,832	10.00%
Shares Outstanding	347,907,117	

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
None

14. Contact name:
Christopher Bohane

15. Contact telephone number:
+44 (00) 617 954 5822

16. Contact address
(registered office for legal entities)

500 Boylston Street
Boston, MA 02116
USA

END

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